Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

FINAL TRANSCRIPT

Conference Call Transcript

MOGN - MGI PHARMA at UBS Global Life Sciences Conference

Event Date/Time: Sep. 27. 2005 / 1:00PM ET

Event Duration: N/A

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FINAL TRANSCRIPT

Sep. 27. 2005 / 1:00PM, MOGN - MGI PHARMA at UBS Global Life Sciences Conference

CORPORATE PARTICIPANTS

Justin Yang

UBS Investment Bank - Analyst

Lonnie Moulder

MGI PHARMA, Inc. - President and CEO

PRESENTATION

Justin Yang - UBS Investment Bank - Analyst

Good afternoon, and welcome. I am Justin Yang with the UBS Investment Bank Global Healthcare Group. It is my pleasure to introduce today’s next speaker, Lonnie Moulder, President and CEO of MGI PHARMA, INC. Immediately following this presentation there will be a 30-minute breakout session in the Broadway Room.

Lonnie Moulder - MGI PHARMA, Inc. - President and CEO

Thank you, Justin. And we thank UBS for inviting us to this conference. Thank you for being with us this afternoon. I will be making some forward-looking statements here today and I’ll refer you to our SEC filings. At MGI PHARMA, we’re clearly building a leading oncology and acute-care biopharmaceutical company and we believe we’ve assembled a portfolio of products that will approach $1 billion in revenue within 5 years.

Clearly, Aloxi injection for chemotherapy-induced nausea and vomiting is our flagship product today. It’s a best-in-class 5-HT3 receptor antagonist for the prevention of chemotherapy-induced nausea and vomiting. And the I.V. formulation now is that classes’ leader. We have a product portfolio that is expanding, pending the closing of a transaction to acquire Guilford Pharmaceuticals, bringing in a late-stage product, Aquavan injection, for procedural sedation, to fill out our acute-care franchise.

And it also adds Gliadel injection for glioblastoma into our oncology portfolio. And that also brings with it an acute care sales force to enhance our call coverage of the hospital marketplace. We’ve made significant progress with our late-stage portfolio over the last number of quarters, and that includes an approvable letter now in place for Dacogen injection for myelodysplastic syndrome. Saforis oral suspension is a product for chemotherapy-induced mucositis, and the NDA is being prepared for Saforis oral suspension.

And then our other pivotal programs, Aloxi injection for PONV and Aloxi oral, in collaboration with Helsinn Healthcare, and then ZYC101a for cervical dysplasia, are all moving forward, accruing patients. This is the late-stage portfolio and marketed products listing. Clearly, we now have filled out the portfolio in the oncology arena with Dacogen injection, Saforis oral suspension, irofulven and ZYC300. And in the acute-care portfolio, Aloxi injection for PONV, Aloxi injection for CINV and ZYC101a for cervical dysplasia.

Our marketed products are listed above, but clearly, Aloxi injection is the flagship product and where we put most of our Company’s emphasis. Again, this is a best-in-class agent. It is the only agent in the class approved for both acute and delayed nausea and vomiting. Acute nausea and vomiting occurs within the first 24 hours after a patient receives chemotherapy. The delayed phase can last up to 5 to 7 days, and a single dose of Aloxi injection can protect the patients for 5 days, whereas the other agents in this category require initial intravenous dosing on day one for acute nausea and vomiting and then an attempt to control the delayed phase of nausea and vomiting with multiple doses given orally, and you can imagine how difficult that may be for patients that are very ill from their chemotherapy.

Now, the efficacy of Aloxi injection was demonstrated in several pivotal trials in comparison to the other agents and showed better efficacy in both the acute and delayed phase. And that’s what resulted in the superior labeling and, ultimately, what is now the number one share as an injectable product in this category. This category approaches $1 billion in sales in the U.S. And we believe that the Aloxi injection franchise in chemotherapy-induced nausea and vomiting, that’s the intravenous formulation and the oral formulation in development, can approach $0.5 billion in sales.

And as we move forward, we see some dynamics that will help really drive that growth. First of all, you may be aware of all of the reimbursement changes that occurred in oncology in 2005, and for Aloxi injection as a pass-through drug, it was somewhat at a disadvantage in the hospital marketplace under the HOPPS ruling where pass-through drugs were reimbursed differently than older drug.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 1:00PM, MOGN - MGI PHARMA at UBS Global Life Sciences Conference

So, that small disadvantage will go away in January. In January, there is a level playing field for Aloxi injection in the hospital marketplace. I will tell you though, throughout 2005, we have now attained formulary approvals at over 60% of our targeted hospital accounts for Aloxi injection. So, significant progress there, and we need to then pull the business through. On the clinic side of the market, as you know, a substantial part of this market is really in freestanding clinics.

We have a substantial relationship with the leading provider in oncology clinic care, U.S. Oncology, and just over the last few weeks have made even greater progress with some of the regions, primarily the Texas region of U.S. Oncology, which will help really drive growth of the product going forward. So, those are the dynamics in the marketplace. But as I mentioned, 2005 has had some interesting dynamics relative to reimbursement. As you may know, there are about 6 million doses of this class of agents administered in the U.S. for day one prevention of chemotherapy-induced nausea and vomiting.

And our share gain targets for this year, we believe, are going to be attained. And actually, the pricing has been very stable, probably a bit more stable than even we thought in our base assumptions. We had anticipated about a 3% growth in the category this year, and along with our share gains and our pricing, that probably would have led to $270 million plus in sales on our $260 million guidance if that held up through the remainder of the year.

As we’ve gotten through a substantial portion of this year, it looks as if the actual category is still down a bit because of the slow start for chemotherapy administration that occurred in the January/February time frames. So, the category is off about 3%. So, that’s 6% swing of a 3% growth to a 3% decline in the category. Resulting guidance now for the remainder of the year of about $250 to $260, and for the quarter we’re probably going to come in at about $63 to $65 million as we finish out this week.

Again, with growth anticipated, of course, for the remainder of the year and then headed into 2006, based on the formulary approvals, of course, the better status under the HOPS system for reimbursement in the hospital environment in January and now the continued ramp-up of the U.S. Oncology business, and clearly with the Texas region coming onboard, we’ll see that growth continue.

I’ll move into the pipeline now. And you can see here the broad pipeline that crosses both the oncology portfolio and the acute-care portfolio. Shortly, we’ll have 4 unique pivotal programs ongoing, once Aquavan injection is part of the portfolio and we progress into that phase 3 program. In addition, we’ll have two products undergoing FDA review with Dacogen injection and Saforis oral suspension and a variety of early clinical stage and preclinical programs to support the oncology and acute-care franchises.

Dacogen injection, clearly, is a product that has a great deal of emphasis within the organization. Right now we are responding to the approvable letter for myelodysplastic syndrome in the U.S. and anticipate responding to the FDA approvable letter early in the fourth quarter. Our work out in the field is substantially completed, and what’s left to do is really internal analysis and quality work and writing before submitting the response of the approvable letter back to the FDA.

We’ve made substantial progress in Europe with the MAA review. We’re quite pleased as to where the Dacogen injection is relative to the European review. And as you know, this is a very broad program for Dacogen injection. Because it is a broadly active agent, there are over 40 studies ongoing in a variety of hematologic malignancies as monotherapy and a combination therapy.

I would point to acute myeloid leukemia being a program of strong emphasis. And of course, there is work for alternative dosing regiments, some of that work already published at ASH last year, ASCO this year, and we anticipate some of the updated data being at ASH in December. Dacogen injection is a product that means quite a bit to our oncology portfolio, and we believe has sales potential of over $250 million.

Now with the progress being made in Europe that really brings greater attention to our partnering strategy for Dacogen injection, and we are actively in negotiations with several partners, and clearly it’s important that we put in place a partner that has a strong commercial presence in Europe, since we really are in the pre-launch mode, not only for the U.S., but also for the European marketplace. We need a partner that has oncology development experience and finally, we expect the partner to contribute to the ongoing R&D expenses for this very, very broad program.

In addition to Europe, it’s important, though, for us to also identify partners in the Japan and Pacific area. But clearly, job one is to finalize a partnership so that our partner can get up to speed on the pre-launch activities and be prepared to launch this product, once approved, in Europe. Saforis oral suspension, as the next product that will be undergoing FDA review, we haven’t had a lot of opportunity to talk to the investment community around this product because of all the emphasis clearly on Aloxi injection and Dacogen injection.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 1:00PM, MOGN - MGI PHARMA at UBS Global Life Sciences Conference

But this is a product that is a quite meaningful product and fits our supportive care franchise in oncology since we will be pursuing an indication for hemotherapy-induced oral mucositis. And that NDA that is being prepared is based on several trials, one being a successful pivotal trial, where the endpoint was reduction in grade two or greater oral mucositis. Clearly the endpoint for this trial was achieved with a P value of 0.026. Interestingly enough, patients that have even more severe mucositis, grade three, do even better with this product.

So, we’ll be submitting the NDA early in the fourth quarter. This drug already has fast track designation, and we’ll be expanding the program to include potential trials in Europe. Since we have worldwide rights to this product, we intend to partner it in Europe. And in addition, for commercial purposes, we want to identify other populations beyond the initial population that was studied in the pivotal trial, anthracycline-based regiments in breast cancer, additional populations for marketing reasons.

And there is a significant unmet need here. As you know, there are well over 1 million chemotherapy patients in the U.S., and the incidence of chemotherapy-induced mucositis depends upon the regimen that is used. And it varies anywhere from about 10% to more than 50%, again depending on the regimen. So, we estimate there are about 200,000 patients, annually, that are subjected to mucositis. And there are a lot of consequences.

Obviously, morbidity, even mortality, quality of life and costs associated with this, and that’s why we feel this is a compelling market. There are no drugs approved for mucositis in the solid tumor arena and we believe that this drug Saforis oral suspension, could have sales potential of approximately $100 million in the U.S. Aloxi injection, which is root for post-operative nausea and vomiting, is a drug undergoing — a line extension undergoing a phase 3 program right now.

Clearly, this was the first product in our acute-care franchise, and was really the reason we decided to expand the Company’s focus beyond oncology into acute care, because of the leverage that we can use around this brand to find other uses and indications, and this one being a very compelling indication that we believe can drive sales of approximately $250 million.

It’s actually a very, very large market from a unit standpoint, over 30 million doses for post-operative nausea and vomiting in the U.S. of 5-HT3 antagonists, which is significantly greater than the 6 million in chemotherapy. But the dose here that’s used is much lower, so the market, at a likely Aloxi injection pricing, could approach that billion-dollar market, and that’s where we land on this market opportunity for Aloxi injection itself of about $250 million.

The other acute-care product that is in a pivotal program is ZYC101a for cervical dysplasia. This is part of our MGI PHARMA Biologics group’s effort. And the program is an immunotherapy. It’s a therapeutic for high-grade cervical dysplasia, not a vaccine, not prevention. It’s for therapy. And this is a product that has already completed a randomized, placebo-controlled phase 2 trial that really served as the basis for designing the phase 3 program.

And this phase 2 trial actually looked at a variety of patient populations. And in the patient population we’re studying in the pivotal program, patients under age 25, ZYC101a induced a 70% complete remission in these patients, versus 23% for placebo. So, again, replicate that, and we believe we’ll have a successful pivotal program. And this will clearly enhance our acute-care franchise. We believe the sales potential for ZYC101a are in excess of $250 million in the U.S.

So, that brings me then to the rest of the portfolio, which is actually part of the Guilford portfolio and, pending that transaction, we’ll bring to MGI PHARMA. Just some background on the transaction - you may be aware that we announced this in July — we received both SEC clearance on, of course, the registration statement for the shares we’re using in this transaction and then HSR clearance. And this Thursday is actually the scheduled shareholder vote, and we’re projecting an October 3 close for the transaction, which then brings Aquavan injection into the portfolio.

Aquavan injection is in a dose-ranging trial to identify the dose to bring into the pivotal program. That dose-ranging trial is progressing very rapidly. We’re quite pleased with that progress. And then, clearly, we see this drug moving into a pivotal program, the pivotal program being designed and finalized in the fourth quarter of this year. Again, a product that has potential in excess of $250 million in the U.S.

And then Gliadel injection. Gliadel injection is a product that you may be aware of, that’s been marketed for some time, for this niche indication of glioblastoma. Strategically, it fits our oncology franchise. It brings about 50 field people to MGI PHARMA that will become our hospital sales force. The product sold just over $28 million last year, and I believe Guilford’s guidance for this year, last date it was $34 to $38 million, so this product is still growing.

So, clearly a broad portfolio, pending the Guilford transaction in oncology and acute care. Really, the platform for building a leading biopharmaceutical company. To summarize here, Aloxi injection to franchise for chemotherapy-induced nausea and vomiting, clearly a half-billion-dollar opportunity to MGI PHARMA, as we continue to grow with recent progress in the hospital marketplace and the expansion of our relationship with U.S. Oncology in the clinic marketplace.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 1:00PM, MOGN - MGI PHARMA at UBS Global Life Sciences Conference

Dacogen injection, pending the approvable letter response in the early part of the fourth quarter, we will be launch ready beginning in January. A product with $250 million of revenue potential in the U.S. And then followed by Saforis oral suspension for oral mucositis, about $100 million product opportunity with an NDA to be submitted shortly. And then, of course, we have products in mid-stage clinical development that I’m not summarizing here.

Acute-care portfolio — Aloxi injection for PONV followed by Aquavan injection for procedural sedation. Both of these products in the surgery setting, each having about $250 million in potential. And then ZYC101a for high-grade cervical dysplasia, again, a product that has over $250 million in potential. So, clearly, within 5 years, we see a revenue base north of $1 billion and really positioning this Company for significant growth as we move forward. Clearly building a leading biopharmaceutical company with the franchises in both oncology and acute care.

I thank you for your attention today. We’ll move on to the breakout now, and thank you for being here.

Important Additional Information

Pursuant to a definitive Agreement and Plan of Merger, dated July 20, 2005 (the “Merger Agreement”) by and among MGI PHARMA, Granite Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of MGI PHARMA, and Guilford Pharmaceuticals, Inc. (“Guilford”), upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Guilford, with Guilford continuing as the surviving corporation as a wholly-owned subsidiary of MGI PHARMA (the “Merger”).

In connection with the Merger, MGI PHARMA filed with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the Merger. The final Proxy Statement/Prospectus has been mailed to Guilford stockholders. Guilford stockholders are able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI by directing a request to MGI PHARMA Investor Relations at 952-346-4700.

Participants in Solicitation

MGI PHARMA, Guilford, and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the Merger. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that has been filed with the SEC.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 1:00PM, MOGN - MGI PHARMA at UBS Global Life Sciences Conference

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